UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2008

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      ☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated September 19, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: September 19, 2008

Exhibit No.	Description
1.	Press release, dated September 19, 2008.

Press Release	Source: Jinpan International Ltd.

Jinpan International Announces Significant Order with Siemens

Friday September 19, 8:30 am ET

ENGLEWOOD CLIFFS, N.J., Sept. 19 /PRNewswire-FirstCall/ -- Jinpan International Ltd (Nasdaq: JST - News),a leading designer, manufacturer, and marketer of cast resin transformers for voltage distribution equipment, today announced that its U.S. sales office has secured a significant order for power distribution transformers with Siemens Energy & Automation, Inc. The order represents revenue potential of approximately $6.6 million and is deliverable in 2009.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, “We are delighted to have secured this sizeable order with Siemens and are pleased to add another international blue chip industrial company to our growing customer base. Demand for our highly reliable and efficient transformers continues to grow as electricity power capacity increases in the U.S. and around the world.

In addition to the Seimens order, our sales of transformers and reactors for wind power applications continue to grow as many governments around the world continue to encourage increasing the use of alternative forms of energy. We expect this trend to continue in 2009. Furthermore, we are also expanding our offering of power distribution products for alternative energy applications. We recently secured an order for power distribution transformers for nuclear applications, which is deliverable in late 2008. Overall, we believe there is a sizeable market opportunity for both traditional and alternative forms of energy and we are positioning our business to meet the changing and ever-growing needs of today’s energy market,” concluded Li.

About Jinpan International Ltd.

Jinpan International Ltd. (Nasdaq GS: JST) designs, manufactures, and markets cast resin transformers for voltage distribution equipment in China and other various countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certifications of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Forward Looking Statements “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	our ability to successfully implement our business strategy;
•

the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

•	the effects of rapid technological changes and vigorous competition in the markets in which we operate;
•	uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

•	uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;
•	other factors or trends affecting the industry generally and our financial condition in particular;
•	the effects of the higher degree of regulation in the markets in which we operate;
•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;
•	the monetary and interest rate policies of the countries in which we operate;
•	changes in competition and the pricing environments in the countries in which we operate;
•	exchange rates; and
•

other factors listed from time to time in the our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2007 and our subsequent reports on Form 6-K.